UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

QSAM Biosciences, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74738N202
(CUSIP Number)

Joseph Teltser
595 E. Colorado Blvd., Suite 530
Pasadena CA 91101
(626) 365-1597
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 74738N202	13D

(1) Names of reporting persons	Charles Thomas Paschall
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	USA
Number of shares beneficially owned by each reporting person with (7) Sole voting power	285,667 shares
(8) Shared voting power	0
(9) Sole dispositive power	285,667 shares
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	285,667 shares (1) (2)
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	6.43% fully diluted (3)
(14) Type of reporting person (see instructions)	IN

(1) Beneficial ownership of common stock of the Issuer is being reported herein solely because Mr. Paschall is the sole managing member of Checkmate Strategic Capital 2, LLC, which beneficially owns 220,448 shares of common stock of the Issuer, and Checkmate Strategic Capital 2, LLC is a member (with voting and dispositive control) of Checkmate Strategic Capital Holdings, LLC, which beneficially owns 65,219 shares of common stock of the Issuer. As such, Mr. Paschall may be deemed to beneficially own 285,667 shares of common stock of the Issuer. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, except to the extent of his pecuniary interest therein, and such beneficial ownership is expressly disclaimed.

(2) Includes 69,332 shares of common stock acquired by Checkmate Strategic Capital 2, LLC and 65,219 shares of common stock acquired by Checkmate Strategic Capital Holdings, LLC pursuant to exchange of Series B Convertible Preferred Stock of the Issuer for common stock at an exchange price of $3.00 per share on February 6, 2024, in accordance with an exchange agreement dated October 17, 2023 (the “Exchange Agreement”).

(3) Based on 4,445,469 shares of common stock of the Issuer issued and outstanding as of February 9, 2024.

Cusip No. 74738N202	13D

(1) Names of reporting persons	Checkmate Strategic Capital 2, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Delaware
Number of shares beneficially owned by each reporting person with (7) Sole voting power	285,667 shares
(8) Shared voting power	0 shares
(9) Sole dispositive power	285,667 shares
(10) Shared dispositive power	0 shares
(11) Aggregate amount beneficially owned by each reporting person	285,667 shares (1) (2)
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	6.43% fully diluted (3)
(14) Type of reporting person (see instructions)	OO

(1) Includes 69,332 shares acquired pursuant to exchange of Series B Convertible Preferred Stock for shares of common stock of the Issuer on February 6, 2024 at an exchange price of $3.00 per share under the Exchange Agreement (defined above).

(2) Checkmate Strategic Capital 2, LLC is a member of Checkmate Strategic Capital Holdings, LLC, possessing voting and dispositive control. Checkmate Strategic Capital 2, LLC beneficially owns 220,448 shares of common stock of the Issuer. Checkmate Strategic Capital Holdings, LLC beneficially owns 65,219 shares of common stock of the Issuer. Therefore, Checkmate Strategic Capital 2, LLC may be deemed to beneficially own 285,667 shares of common stock of the Issuer. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of securities held by Checkmate Strategic Capital Holdings, LLC for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, except to the extent of its pecuniary interest therein, and such beneficial ownership is expressly disclaimed.

(3) Based on 4,445,469 shares of common stock of the Issuer issued and outstanding as of February 9, 2024.

Cusip No. 74738N202	13D

(1) Names of reporting persons	Checkmate Capital Group, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Delaware
Number of shares beneficially owned by each reporting person with (7) Sole voting power	27,624 shares
(8) Shared voting power	0
(9) Sole dispositive power	27,624 shares
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	27,624 shares (1) (2)
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	0.62 % fully diluted (3)
(14) Type of reporting person (see instructions)	OO

(1) Investment decisions of Checkmate Capital Group, LLC are made by a board of seven managers, each of whom votes in the proportion to their membership percentages. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the board of managers of Checkmate Capital Group, LLC.

(2) Includes 8,571 shares of common stock of Issuer acquired on December 19, 2023 pursuant to the cashless exercise of warrants issued to Checkmate Capital Group LLC, on January 15, 2023. See below for more details.

(3) Based on 4,445,469 shares of common stock of the Issuer issued and outstanding as of February 9, 2024.

Cusip No. 74738N202	13D

(1) Names of reporting persons	Checkmate Strategic Capital Holdings, LLC
(2) Check the appropriate box if a member of a group (see instructions)	(a) ☒ (b) ☐
(3) SEC use only
(4) Source of Funds	OO
(5) Disclosure of Legal Proceedings
(6) Citizenship or Place of Organization	Delaware
Number of shares beneficially owned by each reporting person with (7) Sole voting power	65,219 shares
(8) Shared voting power	0
(9) Sole dispositive power	65,219 shares
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	65,219 shares (1)
(12) check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13) Percent of class represented by amount in Row (11)	1.47 % fully diluted (2)
(14) Type of reporting person (see instructions)	OO

(1) Includes 65,219 shares acquired pursuant to exchange of Series B Convertible Preferred Stock for shares of common stock of the Issuer on February 6, 2024, at an exchange price of $3.00 per share pursuant to the Exchange Agreement (defined above).

(2) Based on 4,445,469 shares of common stock of the Issuer issued and outstanding as of February 9, 2024.

Item 1. Security and Issuer.

Common Stock of QSAM Biosciences Inc. (the “Issuer”)

9442 Capital of Texas Hwy N, Plaza 1, Suite 500Austin, TX 78759

Item 2. Identity and Background.

(a)	Charles Thomas Paschall	Checkmate Strategic Capital 2, LLC Checkmate Capital Group, LLC Checkmate Strategic Capital Holdings, LLC

(b)	595 E. Colorado Blvd., Suite 530, Pasadena CA 91101	595 E. Colorado Blvd., Suite 530, Pasadena CA 91101

(c)	CEO of Checkmate Capital Group, LLC	Investing in securities of companies in designated sectors, providing commercial consulting services.

(d)	None	None

(e)	No	No

(f)	USA	Delaware, USA

Item 3. Source or Amount of Funds or Other Consideration.

Each of these entities acquired common stock of the Issuer in the following manner:

Checkmate Capital Group LLC: (1) On December 31, 2020, in connection with consulting services performed by Checkmate Capital Group, LLC for the benefit of the Issuer, certain officers and directors of the Issuer assigned a total of $50,000 worth of performance bonuses granted to such individuals by the Issuer, to Checkmate Capital Group, LLC (“assigned bonus”), and Checkmate Capital Group, LLC immediately agreed to convert the assigned bonus into 5,682 shares of common stock of the Issuer at a conversion price of $8.80 per share; (2) on December 31, 2020, Checkmate Capital Group, LLC converted an assigned promissory note in the amount of $117,659 inclusive of accrued interest into 13,370 shares of common stock at $8.80 per share; and (3) on January 15, 2023, pursuant to a warrant agreement, the Issuer issued 50,000 warrants to Checkmate Capital Group, LLC for general consulting services at an exercise price of $6.00. On December 19, 2023, Checkmate Capital Group, LLC exercised the warrants at a mutually agreed reduced exercise price of $5.25 per share on a cashless basis in accordance with the formula set forth in the warrant agreement for cashless exercises, into 8,571 shares of common stock of the Issuer.

Checkmate Strategic Capital 2, LLC: (1) On December 31, 2020, Checkmate Strategic Capital 2, LLC converted previously held promissory notes in the aggregate amount of $1,329,812 inclusive of accrued interest into a total of 151,116 shares of common stock of the Issuer; and (2) converted an additional promissory note in the amount of $155,954 inclusive of accrued interest into 156 shares of Series B Convertible Preferred Stock, which were exchanged for 69,332 shares of common stock of the Issuer on February 6, 2024 pursuant to the Exchange Agreement (defined above).

Checkmate Strategic Capital Holdings, LLC: Checkmate Strategic Capital Holdings, LLC received funds from other investors, including investment by Checkmate Strategic Capital 2, LLC, for purchase of 150 shares of Series B Convertible Preferred Stock for $150,000 in connection with a private placement offering on January 15, 2021, which were subsequently exchanged, including all accrued dividends, for 65,219 shares of common stock of the Issuer on February 6, 2024 pursuant to the Exchange Agreement (defined above).

Item 4. Purpose of Transaction.

Investment. Other than as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

Reporting Person	Total Beneficial Ownership (including right to acquire within 60 days)	Percent, fully diluted
Charles Thomas Paschall	-	-
Checkmate Strategic Capital 2, LLC	220,448	4.96%
Checkmate Capital Group, LLC	27,624	0.62%
Checkmate Strategic Capital Holdings, LLC	65,219	1.47%
Group Total	313,291	7.05%

(b)

Reporting Person	Sole voting & dispositive power	Shared voting & dispositive power
Charles Thomas Paschall	285,667	0
Checkmate Strategic Capital 2, LLC	285,667	0
Checkmate Capital Group, LLC	27,624	0
Checkmate Strategic Capital Holdings, LLC	65,219	0

(c)	On January 15, 2023, pursuant to a warrant agreement, the Issuer issued 50,000 warrants to Checkmate Capital Group, LLC in exchange for general consulting services exercisable at an exercise price of $6.00 per share. Checkmate Capital Group, LLC exercised the warrants on December 19, 2023 on a cashless basis at a mutually agreed reduced exercise price of $5.25, in accordance with the formula set forth in the warrant agreement for cashless exercises, and acquired 8,571 shares of common stock of the Issuer. On February 6, 2024, in connection with and prior to the signing of a Plan of Merger between the Issuer and Telix Pharmaceuticals Limited dated February 7, 2024, and in accordance with the Exchange Agreement (defined above), all of the Series B Convertible Preferred Stock owned by the applicable Reporting Persons were exchanged for an aggregate of 134,551 shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Charles Thomas Paschall is the sole member of Checkmate Strategic Capital 2, LLC.

Each of Checkmate Strategic Capital 2, LLC and Checkmate Capital Group, LLC is a member of Checkmate Strategic Capital Holdings, LLC. Checkmate Capital Group, LLC manages the assets of Checkmate Strategic Capital Holdings, LLC and has a carried interest in the profits of Checkmate Strategic Capital Holdings, LLC.

Charles Thomas Paschall indirectly holds a non-controlling membership interest in Checkmate Capital Group, LLC.

Item 7. Material to Be Filed as Exhibits.

Joint Filing Agreement.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Charles Thomas Paschall
Charles Thomas Paschall
February 20, 2024

Checkmate Strategic Capital 2, LLC
By:	Charles Thomas Paschall

By:	/s/ Charles Thomas Paschall
Managing Member
February 20, 2024

Checkmate Capital Group, LLC
By:	Charles Thomas Paschall

By:	/s/ Charles Thomas Paschall
Chief Executive Officer
February 20, 2024

Checkmate Strategic Capital Holdings, LLC
By:	Charles Thomas Paschall

By:	/s/ Charles Thomas Paschall
Chief Executive Officer
February 20, 2024